Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SineWatts, Inc.
4900 California Ave Ste 210B
Bakersfield, CA 93309
www.sinewatts.com

Up to $1,234,980.00 in Common Stock at $30.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SineWatts, Inc.
Address: 4900 California Ave Ste 210B, Bakersfield, CA 93309
State of Incorporation: DE
Date Incorporated: June 14, 2011

Terms:

Equity

Offering Minimum: $15,000.00 | 500 shares of Common Stock
Offering Maximum: $1,234,980.00 | 41,166 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $30.00
Minimum Investment Amount (per investor): $120.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Advisors, past angel investors, other accredited investors in our network, and friends and families of these recipients will receive an additional 10% bonus shares.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive access to the SineWatts professional community

Tier 2 Perk — Invest $1000+ and receive community Access + $1,000 off first edition Power Plant on Wheels product

Tier 3 Perk — Invest $5,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels

Tier 4 Perk — Invest $10,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SineWatts will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $30.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $3,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SineWatts, Inc. ("SineWatts" or the "Company") is a deep tech, cleantech startup with an internationally patented, foundational power electronics architectural solution that onboards the grid of the future on wheels.

Our vehicle onboarded bidirectional, high-density, hardware platform solution allows seamless, universal charging – at all power levels – for the next generation, lower-cost, electric vehicles. The future EVs will supply unprecedented energy storage and bidirectionally engage with smart homes, buildings, and other facilities, with or without rooftop solar.

This architecture becomes the backbone of the increasingly intermittent renewable electric power. Every family, every home, every office, and every factory will benefit from the innate resiliency and unfailing reliability of locally sourced electric power without a burdensome infrastructure whose costs continue to increase and are typically shouldered by taxpayers and electric ratepayers. We supply all hardware, software, and services for our product - Power Plant on Wheels(TM) - for communities (globally) and major fleet operators (commercially) while solving their resilient powering needs with our one-stop infrastructure-as-a-service solution.

IP Ownership: Since its inception, SineWatts has developed and filed ten (10) technology patents – 6 of which are now issued – with the core architecture patent issued and maintained in five (5) jurisdictions – US, India, China, Canada and Australia. SineWatts owns all of its IP. Two (2) of these six (6) patents are architectural IP that is solely owned by SineWatts. The other four (4) implementational patents are jointly owned by the University of North Carolina, Charlotte with all rights owned and retained individually by each party.

Competitors and Industry

The overall electric vehicle industry is segregated into various functional industries: (1) automobile manufacturers: the Big Three, German Giants, Tesla, Lucid and many Chinese entrants; (2) charging equipment manufacturers (fast, slow versions): ChargePoint, ABB, Siemens, Tesla, Trillium to name a few; (3) charging station providers: Electrify America, EVGo and others; and (4) stationary energy storage necessary for the intermittent renewables grid – large power plant systems and local storage equipment vendors; and (5) the electric power companies (utilities) that

supply the energy for the overall ecosystem.

On the contrary, our bidirectional solution dramatically reduces the environmental footprint of the overall industry by onboarding the vehicle-powering infrastructure and facilitating local renewables generation. This will enable EVs to quickly charge anywhere from local clean energy sources and power anything, all while eliminating and reducing material components, and minerals and rare earth metals, and enabling a more secure, sustainable supply chain.

With a marked reduction of the vehicle costs enabled by our solution, the EVs – when parked (typically 96+% of their lifetimes) and/or when available beyond the EV-owners transportation requirements – can supply bidirectional energy services to reduce capacity constraints on the legacy infrastructure and unlock recurring savings and/or revenue stream for their owners. Engaging today's EVs for grid energy systems, is the equivalent of finding a pile of coal needing an operational power plant. Our fully onboarded power electronics solution converts the battery on wheels to a Power Plant on Wheels™. It is architected to inherently and seamlessly engage our EVs – as the next generation platform – for load and grid interaction both as a generation source or storage sink without any additional cost to the end user or the infrastructure.

While many of the overall industry participants are targeting individual or a few of the piecemeal functionalities we do not know of any entity that unifies almost all the functions into a unified solution driven by a fundamentally new architectural platform founded on innovative power electronics technology.

Current Stage and Roadmap

To date, we have obtained multiple United States (US) Department of Energy (DoE) awards for core technology development and validation. These funding rounds allowed us to (1) develop prototype systems and (2) third-party field-validate our technology with the electric power industry's leading research institute and their partnering utilities. Our proprietary power electronics technology was evaluated, in a multi-month project, implemented for grid-connected solar PV systems - a far more complex powering application of the technology.

Our alpha prototypes were technically compared, for energy harvest and other performance qualifications, to the industry's leading similarly sized (but technologically vastly different) PV inverters. The alpha prototypes are a few technology readiness levels (TRLs) away from commercialization – TRL 6/7 vs TRL 9 (or minimum viable product - MVP) required for commercialization. However, we simultaneously utilized the same grade of components and demonstrated far superior internal operational characteristics to validate the feasibility of dramatic component miniaturization and component integration utilizing advanced fabrication techniques enabled by our architecture.

The next steps in our product development involve completing our MVP for the EV application, demonstrating its vehicle-onboarded high-power charging/discharging and bidirectional building powering capabilities. We plan to accomplish these

objectives with (1) a two-year development program for demonstration-ready systems and (2) followed by a multi-month actual demonstration in real-life operating and situational conditions.

Commercialization Roadmap: Initially, we intend to offer our integrated vehicle-onboarded infrastructure-as-a-service solution (high-power EV charging and building powering) available for various local governmental agencies, commercial partners and major fleet operators. These services are typically most required in disadvantaged communities as industrial facilities – warehouses, manufacturing, refrigerated food storage – are opportunistically located in lower-tier real estate and industrially zoned areas of urban development. By targeting government agencies, fleet operators and major commercial entities requiring our services we essentially address two major industry challenges: pain points associated with electrification infrastructure built for commercial entities and clean air for disadvantaged communities without raising electricity rates or taxes for ratepayers and taxpayers respectively.

As the market matures, we plan to deploy customized global solutions for communities and neighborhoods in urban and rural regions.

The Team

Officers and Directors

Name: Shibashis (Shiba) Bhowmik

Shibashis (Shiba) Bhowmik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Chief Executive Officer (CEO)
  Dates of Service: June, 2011 - Present
  Responsibilities: Create vision for the corporate path ahead, determine direction for the operation and assemble resources for execution. Shiba's current annual salary is $89,503 and Shiba presently holds 655,000 shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Power Plant on Wheels or PowerPod or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage leading to product development. To date, we have manufactured field validated technology prototypes for its photovoltaic inverter application. Delays or cost overruns in the development of our next generation product for onboarded bidirectional chargers and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other technological activities. Our business growth depends on the market interest in the Company over other technologies.

We are an early stage company and have not yet generated any profits
SineWatts, Inc. was formed on June 14, 2011 and have been mostly focused with research and product development. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our

current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SineWatts, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a Power Plant on Wheels or PowerPod is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Energy Market Regulatory Risks
Regulations for renewable energy are still evolving as the markets develop. The risks are further compounded by the lack of policy consensus on market growth mechanisms for renewable energy. As recently evidenced in California established regulations on energy market reforms are subject to change. Investors need to be aware that policy and regulations could present a major risk for the industry. Local, state, federal and international standards for the formation of policy and regulations related to distributed energy resources and vehicle to grid integration is uncertain, evolving and as much of a risk as opportunity. The innovation of technology by SineWatts, Inc. may initially rely on public private partnerships, policy formation, regulatory engagement, further legislative actions with the value and usefulness of the technology dependent on the policy, legislative and regulatory environment.

Political risks
While the overall trend is towards cleaner energy sources and moving away from fossil

fuel administration changes at the Federal and State levels could have oversized impacts on the general momentum (or lack thereof) behind the markets for renewable energy - particularly distributed energy. Accordingly, investors need to be aware of political changes at the administrative and executive level across the United States that could have material impact on their investments.

Risks from new technology
The electric grid and the overall power sector are seeing unprecedented technology adoption and continued innovations in smart grids, distributed generation, energy storage, and efficiency improvements, charging infrastructure. These are both opportunities and challenges for investors since a newer technology can create a downside risks for existing investments. Accordingly, investors should be aware of risks associated with technology in the energy markets.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Corporate lobbying risks that prevent disruption
The energy ecosystem is highly politicized leading to substantial lobbying efforts by the industry which shapes future legislations, policies and regulations. The too-big-to-fail corporate entities that are heavily vested in the legacy systems are equally invested in governmental lobbying efforts either directly or by engaging through the big energy consulting firms and major educational institutions to shape analysis and derive present and future policies that preserves the status quo while appearing to make incremental progress. Though we have plans to circumvent legacy systems, at these early stages, SineWatts will not have the capital resources to counter the industry's lobbying efforts that prevents a bidirectional electric grid which may be a severe risk for our overall goals.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shiba Bhowmik	655,000	Common Stock	65.5%

The Company's Securities

The Company has authorized Common Stock, 2011 Convertible Securities, 2019 Convertible Securities, and 2021 Convertible Securities. As part of the Regulation Crowdfunding raise, the Company will be offering up to 41,166 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,000,000 shares, includes 673,224 shares of Common Stock, 234,396 shares of stock options issued, and 92,380 shares of unissued stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

2011 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2011 Convertible Securities are outlined below:

Amount outstanding: $200,000.00
Maturity Date: December 31, 2012
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The accrued unpaid interests and a one-time reimbursement for non-payment on the note is $100,000. The original principal amount for the loan is $100,000.

The conversion price will be 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing.

2019 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2019 Convertible Securities are outlined below:

Amount outstanding: $128,458.90
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The aggregate dolar amount outstanding is as of fiscal year end Sep 30, 2022.

2021 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2021 Convertible Securities are outlined below:

Amount outstanding: $111,561.64
Maturity Date: December 31, 2025
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The aggregate dolar amount outstanding is as of fiscal year end Sep 30, 2022.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends,

and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operational expenses
  Date: November 27, 2019
  Offering exemption relied upon: Rule 501 of Regulation D

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operating expenses.
  Date: August 04, 2021
  Offering exemption relied upon: Rule 501 of Regulation D

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: operating expenses: salaries, contractors, project activities, travels
  Date: August 23, 2011
  Offering exemption relied upon: Rule 501 of Regulation D under the Securities Act

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

While our eventual objective is to generate self-sustaining revenue, we have a few stages for product development remaining before large-scale manufacturing can ensue. Like other deeptech, and cleantech ventures, we anticipate needing and raising multiple rounds of funding during the next 4 years of completion of product development, demonstration and pilot, and pre-manufacturing builds. Progressing on the development activities and raising funding to maintain and grow the team are the most critical objectives during the pre-revenue phases of the Company.

Foreseeable major expenses based on projections:

Wages and salaries are our largest expenses during the next few stages of product development, demonstration, and pilot phases of the project.

Future operational challenges:

During the next phases of product development, demonstration and pilot our primary objectives are two folds: grow the internal team with deep expertise and grow our external sphere of collaborations with other entities and major corporates that are aligned with our vision. Success with meeting our pre-established milestones is critical to fulfilling both of these objectives. However, there will be challenges in delivering some of our aggressive timelines, obtaining adequate funding to onboard the resources in accomplishing the tasks/milestones and formalizing relationships with future partners.

Future challenges related to capital resources:

Maintaining sufficient working capital through multiple fundraising activities will be critical to fulfilling the objectives of our next stages which will remain mostly pre-revenue. Early-stage fundraising is always a challenge. However, we believe our progress to date with a strong community and our purpose with the next-generation localized systems as a pillar of the grid of the future will drive continued interest to help us garner the capital resources as long as we continue to deliver on the milestones.

Future milestones and events:

Future milestones and events include the following:

* Completion of demonstration-ready field prototypes - at 24-month marker

* Successful completion of field demonstration of bidirectional operation of powertrain and resiliency services - at 36-month marker

* Start detailed planning for volume manufacturing - at 36-month marker

* Successful paid pilots of our overall solution with our corporate partners - 36 to 48 months

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has approximately $48,194 cash on hand, $25,000 to be collected from a paying customer. The Company anticipates additional capital resources will become available towards the completion of its product development with its participation in a public-private partnership in California.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are somewhat critical to our company operations and will help with potential unforeseen liquidity and capital constraints. Primarily, these funds are required to support corporate marketing, community outreach efforts, IP generation and protection and some other non-technology development activities as explained earlier.

While we anticipate having access to other public funds and potentially to other capital resources for product development purposes, the availability of the funds from Regulation Crowdfunding campaign helps us fill in the gaps created by the somewhat unpredictable delays in the public allocation processes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has currently, well over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Once we are able to access all of the public funds as planned, the funds from this campaign will constitute less than a third of the total funds available to the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for couple of months on those funds, our reserves and if we are unable to obtain the anticipated funds from the public sources. This is based on a current monthly burn rate of $25,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year in full development mode. This is based on an anticipated monthly burn rate of approximately $100,000 projected to include present operational expenses and additional activities by adding internal marketing headcount, early engineering personnel onboarding, consultants, contractors, and interns. These activities will incur various payment amounts for contractors, salaries for employees, future IP preparation and filing, and incidental expenses and supplies. The Company also anticipates additional capital resources will become available towards the completion of its product development with its participation in a public-private partnership in California.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates additional capital resources will become available towards the completion of its product development with its participation in a public-private partnership in California.

Indebtedness

- **Creditor:** 1st set of angel investors
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2012
  Due to the inordinate delay in return of the principal and interest amounts, we informed the angel investors that their convertible note will be converted to Series A Preferred Shares at 2X their invested amount which accounts for the accrued unpaid annual interest on the note and a one-time payment for the delay.

- **Creditor:** 2019 - angel investor

Amount Owed: $128,548.90
Interest Rate: 10.0%
Maturity Date: December 31, 2023

- **Creditor:** 2021 - angel investor
  Amount Owed: $111,561.64
  Interest Rate: 10.0%
  Maturity Date: December 31, 2025

- **Creditor:** Shibashis Bhowmik
  Amount Owed: $190,887.41
  Interest Rate: 0.0%
  Unpaid wages during DOE projects

- **Creditor:** Shibashis Bhowmik
  Amount Owed: $74,442.07
  Interest Rate: 0.0%
  Unreimbursed monthly expenses as of fiscal year end Sep 30, 2022

Related Party Transactions

- **Name of Entity:** Shibashis Bhowmik
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed: $190,887.41 with 0% interest
  Material Terms: Unpaid wages during DOE projects

- **Name of Entity:** Shibashis Bhowmik
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed: $74,442.07 with 0% interest
  Material Terms: Unreimbursed monthly expenses as of fiscal year end Sep 30, 2022.

Valuation

Pre-Money Valuation: $30,000,000.00

Valuation Details:

Considering risks and uncertainties ahead for distributed energy market regulations, market growth and SineWatts' product development roadmap we have based our valuation on: (i) actual funds raised by industry comparable entities (now major publicly traded organizations) during their early development years; (ii) costs associated with generating, prosecuting and maintaining our patent portfolio; and (iii)

equivalent costs incurred in helping regulators and industry policy shaping during 2019-2022 with the necessity for a new platform for electric vehicles on a renewables grid.

(i) At a similar stage of development, a major market leader in the module-level power electronics (MLPE) domain, now publicly traded, raised **$22.5 Million** to continue further product development. While during funding rounds startups are typically valued at much higher than funds raised, we have deliberately avoided doing so for our present valuation assessment.

(ii) Since its inception in 2011, SineWatts has developed and filed 10 technology patents – 6 of which are now issued – with the core architecture patent issued and maintained in five (5) jurisdictions – US, India, China, Canada, and Australia. The valuation of **$6 Million** for the patents represents the cost of IP development, filing, prosecution, maintenance and their potential value in the market.

(iii) Beginning end of 2019, SineWatts has been involved and participating in various utility regulatory proceedings in California helping shape the regulations and industry standards for the next-generation electric vehicle platforms and vehicle grid integration in pursuit of the implementation of California's Senate Bill 676. We have attributed a value of **$1.5 Million** for our efforts to shape the industry for a sustainable future.

Finally, SineWatts has raised over $1.5 Million in non-dilutive US DOE funds in conjunction with an additional estimated $800,000 of cost share (cash, services, hardware, laboratory and testing facilities) from internal and partnering sources. Accordingly, we believe we have made a highly conservative assessment to value SineWatts at $30 Million, considering our achievements to date, and the upside, if we reach most of our milestones ahead and accomplish our objectives.

The total number of shares outstanding on a fully diluted basis, 1,000,000 shares, includes 673,224 shares of Common Stock, 222,396 shares of stock options issued, and 104,380 shares of unissued stock options.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $300,000 in Convertible Notes outstanding along with $140,020.54 in accrued unpaid interests and a one-time reimbursement for non-payment on one of the notes. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal-third party independent evaluation but utilizing publicly available funding information of comparable entities at similar corporate development stages.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as

follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,980.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  70.0%
  A primary objective upon raising the maximum funding goal is to add technical team members to help further develop the product. Most of the funds will be utilized for salaries of engineering staff, hardware development activities and purchase of some laboratory equipment. In addition, we plan to utilize the funds for market development and continue to make progress on building strategic partnerships with primary governmental agencies – state and federal level, corporates and large commercial customers.

- *Operations*
  24.5%
  In support of the primary use of the funds for R&D we will utilize the remaining funds to pay for daily operations to pay for legal expenses (patent and corporate), rent, supplies and other incidentals including travels like attending trade shows, conferences and speaking engagements in support of our corporate mission. We anticipate engaging various types of professionals and consultants that will support the operations of the company like accountants, bookkeepers, and marketing support individuals. We will also incur some allocation of these funds towards ancillary efforts in site preparation for our demonstration projects. Furthermore, some of these funds may be also utilized in support of overseas preparatory activities related to SineWatts subsidiary(ies) for local manufacturing, i.e. targeting the Southeast Asia region.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sinewatts.com (TBD).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sinewatts

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SineWatts, Inc.

[See attached]

SINEWATTS, INC.

FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SineWatts, Inc.
Bakersfield, California

We have reviewed the accompanying financial statements of SineWatts, Inc. (the "Company,"), which comprise the balance sheet as of September 30, 2022, and September 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending September 30, 2022 and September 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, without being able to raise sufficient product development capital the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 20, 2023
Los Angeles, California

SINEWATTS INC.
BALANCE SHEET
(UNAUDITED)

As of September 30,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	51,143	$	88,552
Deferred Tax Assets		137,000		124,000
Total current assets		**188,143**		**212,552**
Total assets	**$**	**188,143**	**$**	**212,552**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	74,442	$	55,147
Credit cards		-		179
Current portion of Convertible Note		300,000		200,000
Accrued Interest on Convertible Note		40,021		-
Amount due to a related party		190,887		190,887
Other current liabilities		748		26,296
Total current liabilities		**606,098**		**472,509**
Convertible Notes		100,000		220,021
Total liabilities		**706,098**		**692,530**
STOCKHOLDERS EQUITY				
Common Stock		908		673
Additional Paid In Capital		150,604		149,141
Retained earnings/(Accumulated Deficit)		(669,466)		(629,791)
Total stockholders' equity		**(517,955)**		**(479,977)**
Total liabilities and stockholders' equity	**$**	**188,143**	**$**	**212,553**

See accompanying notes to financial statements.

For Fiscal Year Ended September 30,		2022		2021
(USD $ in Dollars)				
Net revenue	$	75,000	$	-
Cost of goods sold		-		-
Gross profit		75,000		-
Operating expenses				
General and administrative		132,773		100,236
Total operating expenses		132,773		100,236
Operating income/(loss)		(57,773)		(100,236)
Interest expense		20,000		120,021
Other Loss/(Income)		(38,548)		(20,620)
Income/(Loss) before provision for income taxes		(39,225)		(199,636)
Provision/(Benefit) for income taxes		450		654
Net income/(Net Loss)	**$**	**(39,675)**	**$**	**(200,290)**

See accompanying notes to financial statements.

SineWatts Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stocks Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—September 30, 2020	673,224	**$ 673**	**$ 148,115**	**$ (429,501)**	**$ (280,712)**
Share-Based Compensation			1,026		1,026
Net income/(loss)				(200,290)	(200,290)
Balance—September 30, 2021	673,224	673	149,141	$ (629,791)	**$ (479,977)**
Share-Based Compensation			1,698		1,698
Exercising stock options	234,396	234			234
Net income/(loss)				(39,675)	(39,675)
Balance—September 30, 2022	**907,620**	**$ 908**	**$ 150,604**	**$ (669,466)**	**$ (517,721)**

See accompanying notes to financial statements.

SINEWATTS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended September 30,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(39,675)	$	(200,290)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based compensation		1,698		1,026
Accrued interest on convertible notes added to the principal		20,000		-
Liabilities written off		(25,548)		
Changes in operating assets and liabilities:				
Account payables		19,295		11,691
Credit Cards		(179)		179
Deferred Tax Assets		(13,000)		
Net cash provided/(used) by operating activities		**(37,410)**		**(187,395)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Exercising stock options		-		
Borrowing on Convertible Notes		-		220,021
Net cash provided/(used) by financing activities		**-**		**220,021**
Change in cash		(37,410)		32,625
Cash—beginning of year		88,552		55,927
Cash—end of year	**$**	**51,143**	**$**	**88,552**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	0	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SineWatts Inc. was incorporated on June 14, 2011, in the state of Delaware. The financial statements of SineWatts, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bakersfield, CA.

SineWatts is a power electronics company with a patented, foundational architecture enabling EV-onboarded, high power, efficient, fast, bidirectional charging to and from electric vehicles. In doing so, it enables ubiquitous EV charging, maximizes the EV's energy storage economic value, and accelerates the distributed grid leaving no one behind.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the September 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2022, and September 30, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

SineWatts, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues from the sale of patented onboarded bidirectional power electronics hard-ware and services for EVs to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended September 30,	2022	2021
Accrued Interest	-	25,548
Accrued Employer taxes	748	748
Total Other Current Liabilities	**$ 748**	**$ 26,296**

In 2022, the Company adjusted the accrued interest amount accumulated during 2011-2015 on the 2011 Convertible Note to a one-time $100,000 reimbursement towards the Convertible Note in lieu of any accrued interest payment and to account for the extensive delay in repayment of the Note.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Shares with a par value of $0.0001. As of September 30, 2022 and September 30, 2021, 907,620 and 673,224 shares of Common Stock have been issued, respectively. The Company recognizes a total of 1,000,000 shares as outstanding inclusive of its stock option pool.

5. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). In fulfillment of the Board Resolutions of 2014 and 2015, the Company allocated a total of 330,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended September 30	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at September 30, 2020	198,396	$ 0.07	-
Granted	24,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at September 30, 2021	222,396	$ 0.07	4.48
Exercisable Options at September 30, 2021	222,396	$ 0.07	4.48
Granted	12,000	$ -	
Exercised	(234,396)	$ -	
Expired/Cancelled	-	$ -	
Outstanding at September 30, 2022	-	$ 0.07	3.89
Exercisable Options at September 30, 2022	-	$ 0.07	3.89

Stock option expenses for the years ended September 30, 2022, and September 30, 2021, was $1,698 and $1,026, respectively.

6. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended September 30, 2022					For the Year Ended September 30, 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current portion	Non-Current Portion	Total Indebtedness
2019 Convertible Note	$ 100,000	10.00%	11/27/2019	12/31/2023	$ 10,000	28,459	$ 100,000	$ -	$ 128,459	$ 10,000	$ 18,459	$ -	$ 118,459	$ 118,459
2021 Convertible Note	$ 100,000	10.00%	8/4/2021	12/31/2025	$ 10,000	$ 11,562	$ -	$ 100,000	$ 111,562	$ 1,562	$ 1,562	$ -	$ 101,562	$ 101,562
2011 Convertible Note	$ 200,000	0.00%	Financial Year 2011	12/31/2012	$ -	$ -	$ 200,000	$ -	$ 200,000	$ -	$ -	$ 200,000	$ -	$ 200,000
Total	$ 400,000				$ 20,000	$ 40,021	$ 300,000	$ 100,000	$ 440,021	$ 11,562	$ 20,021	$ 200,000	$ 220,021	$ 420,021

The convertible notes are convertible into Preferred Stock at a conversion price. Conversion Price is defined as 70 or 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing. The principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended September 30, 2022, and September 30, 2021 consists of the following:

As of Year Ended September 30,	2022	2021
Net Operating Loss	$ (52,892)	$ (26,321)
Valuation Allowance	52,892	26,321
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on September 30, 2022, and September 30, 2021 are as follows:

As of Year Ended September 30,	2022	2021
Net Operating Loss	$ (95,250)	$ (42,358)
Valuation Allowance	95,250	42,358
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of September 30, 2022, and September 30, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending September 30, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $67,032, and the Company had state net operating loss ("NOL") carryforwards of approximately $28,217. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of September 30, 2022, and September 30, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2022, and September 30, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the period 2013 until 2017, the founder and CEO, Shiba Bhowmik, provided $190,887 to the Company to fund various projects related to technology development. The amount bears no interest rate and has not defined maturity date. As of September 30, 2022 and September 30, 2021, the outstanding balance of the amount due to Shiba Bhowmik amounted to $190,887.

Additionally, there's a reimbursable accrued monthly Company operational expenses payable to the CEO, Shiba Bhowmik. As of September 30, 2022, and September 30, 2021, the outstanding balance of the amount due to Shiba Bhowmik amounted to $74,442 and $55,005, respectively and it is recorded under the accounts payable account.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2022, through February 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $57,773, an operating cash flow loss of $37,410, and liquid assets in cash of $51,143, which is less than a year's worth of cash reserves as of September 30, 2022. While the Company is generating revenue presently, the Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months without raising more capital.

The Company's ability to continue as a going concern in the next twelve months following the date of the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN SINEWATTS TODAY!

Driving Energy Forward

SineWatts, Inc. is a deep tech startup founded in 2011 with a mission of developing transistorized electric mobility and building powering solutions that rearchitects the platfor...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


sineWatts
Driving Energy Forward™
With our Power Plant on Wheels™

$0 Raised

REASONS TO INVEST

- We believe SineWatts' patented technology represents a transformative opportunity. Electric vehicles (EVs) with our platform technology become the fabric of their own infrastructure for charging and facilitate local, cost-effective, renewables-based energy generation thereby accelerating their mass adoption. We convert EVs into Power Plant on Wheels™ eliminating and/or integrating numerous equipment and subsystems inside and outside the EV including their fast charging equipment.

- In addition to EVs, SineWatts' disruptive technology and global IP protections also provide a path to converting our existing electric sector infrastructure from a centralized platform to the People's Power Grid – a more dynamically adapting, customizable, distributed network. The SineWatts technology can be configured for local needs, dramatically increasing systemic efficiency and cost effectiveness compared to any other solution being deployed today. To date, the company has acquired six issued patents, with legal protection in five global jurisdictions, equating to about 80% of the global market opportunity.

- SineWatts has curated its team and partnerships with intention, based on deep technical expertise, proprietary know-how, government policy advisory, and public relations capabilities. Our collective expertise strategically positions the company for continued public-private partnerships, as well as regulatory and technical leadership.

Invest Now
$30.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$120	$30M

THE PITCH

SineWatts has what we believe are the technological keys to unlock one of this century's greatest transformations. Our unique solution seamlessly connects the distributed energy storage deployed in electric vehicles (EVs) to the home, work, and electrical grid, creating a more resilient and efficient electrical network. Earlier, the company's technology has been field validated by the electric power industry, backed with funding from the U.S. Department of Energy, and is protected by six patents across five international jurisdictions.

Electrifying Our World With Sustainable Power and Energy Solutions

SineWatts is developing utility industry-sponsored, field-validated, fundamental power electronics architecture, for facilitating ubiquitous rooftop photovoltaic system deployment and mass adoption of electric vehicles. Our innovative powering technology works by converting electric vehicles into a power source – aka a Power Plant on Wheels™ – with bidirectional Level-1 to Level-3 chargers and propulsion inverters, which can be integrated as a battery management system.


Power Plant on Wheels™
Converting electric vehicles into a power source with bidirectional Level-1 to Level-3 chargers and propulsion inverters

Leveraging a full suite of international patents, SineWatts plans to unlock the full potential of a distributed grid model, with minimal material content, maximum system efficiency, with the lowest carbon footprint and at the lowest cost for communities.

THE PROBLEM & OUR SOLUTION

Transistorizing The Grid™ With Our Power Plant on Wheels™ Products

The scale and magnitude of our global transition from a fossil fuel economy to a clean energy economy is both unprecedented and monumental, leaving our conventional systems of renewables unable to cope with even today's energy demands. With this recognition, we anticipate that powering electric vehicles and meeting other electrification requirements in the future will be prohibitively expensive and even dangerous from a sustainability standpoint.


Meeting Electrification Requirements in The Future Will be
Prohibitively Expensive and Dangerous

As a solution, SineWatts' onboarded Level-1 to Level-3 vehicle powertrain promotes mass adoption of EVs by simplifying the infrastructure burden and reducing costs for all. The inherent powertrain bidirectionality converts electric vehicles into readily available local storage when parked and plugged in. The availability of an unprecedented amount of scalable storage on the distribution network circumvents the customary constraints of the legacy utility infrastructure, making solar building rooftop ubiquitous, thereby powering buildings, vehicles and the electrical grid from the outside in. The result of utilizing this approach is that we are able to lower the required centralized infrastructure's footprint by more than 40%, and reduce systemic losses by more than 80%.


Powering buildings and the electrical grid from the outside in
by converting electric vehicles into local storage when parked and plugged in

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Today's EVs are designed to consume energy for transportation needs. Reverse flow of power was an afterthought resulting in the requirement of additional expensive hardware to convert the one-way power flow EVs into bidirectional energy systems. Engaging today's EVs for grid energy systems, is the equivalent of finding a pile of coal needing an operational power plant. Our fully onboarded power electronics solution converts the "battery on wheels" to a Power Plant on Wheels™. It is architected to inherently and seamlessly engage our EVs – as the next generation platform – for load and grid interaction both as a generation source or storage sink without any additional cost to the vehicle end user or the infrastructure.

For the first practical application of our technology, SineWatts plans to manufacture and sell affordable neighborhood electric vehicles (NEVs) with a max speed of 25MPH, which will also serve as a personal Power Plant on Wheels™. All NEVs will be onboarded with the most advanced power electronics, and capacity to serve local transportation and a localized electric grid.

THE MARKET & OUR TRACTION

Achieving Proof Of Concept with Active Demos, Patent Acquisitions, and Awards

According to recent reports, the overall growth of solar and storage needed to meet the requirements of just one U.S. State – California – is estimated to be a $250B investment between now and 2045 (source). Based on this opportunity and our ability to reduce the required investment by as much as 50%, SineWatts is projecting annual market potential for as many as 600,000 grid storage-ready vehicles during the next 20 years in California alone.



$250 Billion
The estimated overall growth of solar and storage requirements needed for just one U.S. State between now and 2045

In anticipation of the demand for our products, SineWatts has dedicated considerable effort into refining our proprietary IP and trade secrets, in order to begin building the grid of the future. The company has completed successful in-field demonstrations and our core technology has been validated through evaluation by the industry's internationally acclaimed power research institute.



$1.5 Million+
in funding
6 Patents
Secured
Recently selected as a
Disruptor for the EV charging and powering infrastructure industry

Since 2011, SineWatts has secured six international patents, and was recently selected by the Bay Area's Plug and Play Tech Center as a disruptor for the EV charging and powering infrastructure industry. We have also received two rounds of funding from the U.S. Department of Energy, totaling over $1.5M.

WHY INVEST

Let's Work Together Today, For The Sustainability of Tomorrow

SineWatts envisions a future grid system that is localized and easily accessible by being on wheels. Our mission is to "bring power home" so that a significant portion of our energy sources can be locally generated and stored, delivering the biggest impact for human beings and our planet.

Our approach provides a cost effective, highly scalable solution compared to that of large centralized power systems, enabling SineWatts' technology to become widely adopted and serve as a fundamental pillar of the grid going forward.



Help Us Become a Fundamental Pillar of The Grid Going Forward

With your support, we look forward to facilitating the commercialization of our clean technology, delivering resilient, reliable, sustainable electricity leaving no one behind. Be a part of our mission by investing today!

ABOUT

HEADQUARTERS
4900 California Ave Ste 210B
Bakersfield, CA 93309

WEBSITE
View Site

SineWatts, Inc. is a deep tech startup founded in 2011 with a mission of developing transistorized electric mobility and building powering solutions that rearchitects the platform for a highly scalable, customizable and affordable grid of the future. Having completed its US Dept. of Energy funded technology development, and its utility industry-sponsored validation, the pre-revenue stage company is currently advancing towards demonstration and pilot stages for its Power Plant on Wheels™ electric vehicle products, with a 24-month timeline to reach the next phases.

TEAM

Shibashis (Shiba) Bhowmik, Ph.D.
President & CEO

Shiba Bhowmik is a lifelong hands-on engineer who has led many engineering teams for various product development efforts: novel wind turbine technology development, flywheel technology for data centers, early photovoltaic inverter product development and commercialization to most recently concept to field deployment of a novel power electronics architecture demonstration funded by the US Dept. of Energy and the utility industry by the engagement of their premier power research institute. Shiba participates on various standards committees and contributes to regulatory proceedings. He is committed to making our energy systems sustainable for all communities with a vision for its lowest footprint and highest material utilization. Prior to founding SineWatts, Shiba led a commercial solar team which grew revenues 50% year-over-year. Dr. Bhowmik is a Senior Member of the IEEE, has numerous patents awarded and pending and obtained his Ph.D. in Electrical and Computer Engineering from Oregon State University in 1997.



Les Mood
Chief of Public Affairs

Les Mood is the Public Affairs Officer of SineWatts, Inc with over 15 years of renewable energy business development experience. He designed and built over 1,000 energy systems prior to utilizing this experience to lead conversations about innovation through content creation. He generates millions of impressions a year and has leveraged this reach to build a robust greentech community. He has since been named a 2023 Top Voice by LinkedIn for technology and innovation.



Bruce Larson, Ph.D.
VP-Engineering

Bruce is an organizational development and leadership expert driving maximum productivity. He is a veteran of the semiconductor industry with specialization in the design and commercialization of analog and mixed signal integrated circuit products for consumer, enterprise, and industrial electronics markets. Dr. Larson is an inventor on multiple patents with expertise in power management, high-performance analog circuits, high-voltage circuit design and low noise / low power circuits and obtained his Ph.D. in Electrical Engineering and Neural Prosthetics from MIT in 1999.

TERMS

SineWatts

Overview

PRICE PER SHARE **$30**	VALUATION **$30M**
DEADLINE **Invalid Date**	AMOUNT RAISED **$0**

Breakdown

MIN INVESTMENT **$120**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,200,000**	ASSET TYPE
MIN NUMBER OF SHARES OFFERED **500**	SHARES OFFERED **Common Stock**
	MAX NUMBER OF SHARES OFFERED **41,166**

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company : SineWatts, Inc.

Corporate Address	**4900 California Ave Ste 210B, Bakersfield, CA 93309**
Offering Minimum	**$15,000.00**
Offering Maximum	**$1,234,980.00**
Minimum Investment Amount (per investor)	**$120.00**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**500**
Maximum Number of Shares Offered	**41,166**
Price per Share	**$30.00**
Pre-Money Valuation	**$30,000,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Advisors, past angel investors, other accredited investors in our network, and friends and families of these recipients will receive an additional 10% bonus shares.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive access to the SineWatts professional community

Tier 2 Perk — Invest $1000+ and receive community Access + $1,000 off first edition Power Plant on Wheels product

Tier 3 Perk — Invest $5,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels

Tier 4 Perk — Invest $10,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive community access + $1,000 Discount + Limited edition model desk top replica of the Power Plant on Wheels + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SineWatts will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $30.00 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $3,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

PRESS

Bakersfield News

City, Chamber share goals, achievements at State of the City lunch

View Article

Bakersfield News

North Carolina company's move to Bakersfield advances local push for tech jobs

View Article

ABC

Tech company Sinewatts looks to bring more energy jobs to Bakersfield

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm here looking at the energy of today. Let's work together for the sustainability of tomorrow and for the energy of the future. Come visit us at SineWatts.com.

I grew up in India and I remember load shadings and, with very painful memories, I remember how I used to study with lanterns and food getting spoiled in our tiny little refrigerator, how my mother would have to have the difficulty to take care of the three of us. We didn't have internet in those days, we didn't even have a cell phone. I mean they didn't even exist. The world is very different today. If anything, we are ever more dependent on electricity. Electricity is oxygen for our modern society.

The core aspect of the SineWatts technology is it's a power electronics technology at its core. We have devised an extremely innovative way of being able to process electrons coming out of solar panels or out of batteries, in cars, or in your home, and integrally be able to connect it to the grid. And, in doing so, we do it with the least amount of material, lowest cost, highest reliability, and deliver the maximum resiliency for those systems when they're installed.

We have a scalable, universal architecture that allows us to address high power, low power, high voltage, low voltage systems, yet have full bi-directionality built into the technology. The building block for the grid of the future. We have already spoken about photovoltaics, we demonstrated this in the field with the utility engagement and their R&D partners, which, by the way, is the most complex application of this technology.

The next use case that we are finding and has transformational benefit is actually electric vehicles. Making the electric vehicles bi-directional and making V2G vehicle to grid implementable with the cost benefits and the economics to work out.

This is a standard dc fast charging unit. With the SineWatts technology, we can pack in far more power into the vehicle than what you're seeing here today. These units cost tens to thousands, hundred thousand US dollars with the vehicle built in. With this infrastructure, we have fast charging already built into the vehicle at a disruptive pricing. We are the lowest-cost platform and the lowest-cost vehicle. A vehicle platform that can be brought to market. Primarily because of the integration of many different components that you and I have discussed before. That is necessary for the infrastructure to support sustainable electrification.

So that's number one. So the vehicle cost goes down, the infrastructure cost is almost eliminated. From the EV owners' perspective, they get a recurring income innovate and deploy V2G and and bring the dematerialization into the vehicle.

You know, the question comes up, why have we not seen V2G happen yet?

Well, it takes leadership and innovation, and then coupled with that it's basically the regulation process. The regulatory process. Because V2G if done the right way, it has the potential to transform the electric system as we know it today.

We are involved in the standards committees and in multiple aspects of this with the industry -

the OEM, the equipment manufacturers. We are also involved on the utility side basically with respect to the implementation of senate bill 676 and the integration with the grid through their certification process. The regulatory, the utility regulatory certification process. So we are involved on that side and we have also gotten involved in helping the state bring the solutions by the regulatory process and we are part of as a party in that process on two separate engagements through the state, through the California Public Utility Commission.

We view it and we are humbled about this that we have the opportunity to make a transformational change for more than a billion human beings and it is there is no greater purpose for an entity or a group of people to be able to make this happen. And we want everybody's help to make this happen.

Thanks for giving us this opportunity to present our vision to you.

Hi. I'm Shiba Bhowmik.

Please join us.

Together we'll be driving energy forward.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.